Exhibit 99.1

WNS Announces Cessation of Change of Control Discussions

NEW YORK, NY & MUMBAI, INDIA September 17, 2009 (MARKETWIRE via COMTEX) - WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced that the Board of Directors of the Company has completed its consideration of the expressions of interest received from interested parties regarding a possible change of control transaction, and has decided not to pursue further discussion.

The Board also noted that management is focused on performance which continues to be in line with the guidance reiterated in the last earnings call.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our pending prepayment and scheduled payment on our loan facility as well as potential prepayment on the loan facility in the future. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the US and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the US Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Investors:	Media:

Alan Katz VP — Investor Relations WNS (Holdings) Limited +1 212-277-8183 alan.katz@wnsgs.com	Deborah Kops Chief Marketing Officer WNS (Holdings) Limited +1 703 321 6526 deborah.kops@wnsgs.com